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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of October 1998

                               ANSALDO SIGNAL N.V.
                               -------------------
             (Exact name of registrant as specified in its charter)




                             Schiphol Boulevard 267
                                1118 BH Schiphol
                                 The Netherlands

                     (Address of principal executive office)


        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

           Form 20-F |X|                                Form 40-F | |


  Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

         Yes  | |                                No  |X|

                         This document contains 6 pages.







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                               ANSALDO SIGNAL N.V.




                                                                         Contact
                                                                         -------
                                                             Anthony A. Florence
                                                           Phone: (412) 688-2102
                                                             Fax: (412) 688-2518




                          ANSALDO SIGNAL REPORTS THIRD

                                QUARTER RESULTS


===============================================================================

29 OCTOBER, 1998 (AMSTERDAM, THE NETHERLANDS):

Ansaldo Signal N.V. (Nasdaq: ASIGF) today released its unaudited third quarter and nine months results for the period ended September 30, 1998. As expected, the company announced profitable performance for the second consecutive quarter, offering continuing evidence of progress in the company's position.

Revenues for the third quarter ended September 30, 1998 were US$ 76,868,000, up 18.3% from the US$ 64,999,000 achieved in the third quarter ended September 30, 1997.

Gross profit for the third quarter was US$ 16,457,000, or 21.4% of revenues. Gross profit rose 16.6% from the prior year, when the company's gross profit was US$ 14,114,000. Net income for the third quarter was US$ 306,000, or US$ 0.01 per basic and diluted share compared to a net loss of US$ 3,165,000, or (US$ 0.15) per basic and diluted share in the third quarter of 1997. In the quarter ended June 30, 1998, Ansaldo Signal earned US$ 115,000, or US$ 0.01 per basic and diluted share.

Revenues for the nine months ended September 30, 1998 were US$ 239,573,000, up 8.6% from the US$ 220,510,000 achieved in the nine months ended September 30, 1997.


        ANSALDO SEGNALAMENTO FERROVIARIO S.P.A. - CSEE TRANSPORT S.A. -
      UNION SWITCH & SIGNAL INC. US&S PTY. LTD. - AT SIGNAL SYSTEM A.B. -
                  ANSALDO TRASPORTI SIGNALLING (IRELAND) LTD.


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                              ANSALDO SIGNAL N.V.



PRESS RELEASE                                                            PAGE 2
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Gross profit for the first nine months was US$ 49,187,000; or 20.5% of revenues.
Gross profit rose 17.6% from the prior year, when the company's gross profit was US$ 41,833,000, or 19.0% of revenues.

Net income for the first nine months was a loss of US$ 78,000, or (US$ 0.00) per basic and diluted share; in the first nine months of 1997, the company realized a net loss of US$ 9,198,000, or (US$ 0.45) per basic and diluted share.

Backlog at September 30, 1998 was US$ 780,014,000, compared to US$ 530,140,000 on September 30, 1997.

James N. Sanders, Ansaldo Signal's president and chief executive officer, attributed the improvement in revenues to the company's orders success during 1997. "While our strong increase in backlog during 1997 gave us the base for a solid revenue stream through the turn of the century, we continue to win significant contracts that build our position for the future."

Sanders referred to the "Integrato" contracts won by the company's Italian subsidiary Ansaldo Segnalamento Ferroviario S.p.A. ("ASF"). "We won the first two phases of a significant project undertaken by the Italian State Railway ("FS") to modernize its signaling system with a design that is compatible with emerging European Rail Traffic Management System ("ERTMS") specifications. By creating a European standard, ERTMS specifications will allow the national rail systems of Europe to achieve interoperability. As such, ERTMS represents the future of European rail-based transit."

Sanders also pointed to the demonstration agreement between New York City Transit ("NYCT") and a consortium including Union Switch & Signal Inc. ("US&S"), the company's U.S. subsidiary. The demonstration agreement calls for the consortium to implement communications-based train control technology on a two-mile stretch of the Culver line. "NYCT has chosen our consortium and two others to develop and supply technology, from which it will determine a standard to form the basis of planned system upgrades over the next 20 years."


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Sanders discussed US&S's recent selection as the preferred supplier to implement a network management center system for Railtrack Plc. in Great Britain.
Railtrack Plc, a new customer for US&S, has announced a capital expenditure program to upgrade its infrastructure. Planned development following the preliminary contract includes a series of network management centers to be implemented over the next ten years.

"Even in our traditional markets, we continue to find new customers for our products." Sanders noted that CSEE Transport S.A. ("CSEE"), the French subsidiary, had recently won a contract from the Spanish National Railway ("RENFE") to supply hot box detector units.

Sanders noted that the company continues to improve its internal performance. He attributed reductions in year-over-year operating expenses to greater cost controls and efficiency measures, resulting in part from redesign programs at Ansaldo Signal's operating subsidiaries. "We continue to rebound," said Sanders.

Ansaldo Signal N.V., an Ansaldo Trasporti/Finmeccanica-affiliated company, is a leader in design, manufacture, and service of signalling, automation and control equipment and systems for the railroad and mass transit industries worldwide.

This news release contains various forward-looking statements and includes assumptions about future market conditions, operations and results. These statements are based on current expectations and are subject to risks and uncertainties. They are made pursuant to safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Among the many factors that could cause actual results to differ materially from the forward-looking statements are: changes in the announced investment programs of the Company's largest customers, both in terms of funding levels and in terms of technology employed; failure to meet Customer expectations on the projects which the Company and its subsidiaries are currently implementing. Other factors are included in the Company's filings with the Securities and Exchange Commission, incorporated by reference herein. The Company assumes no obligation to update these forward-looking statements or advise of changes in the assumptions on which they were based.



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                              ANSALDO SIGNAL N.V.


PRESS RELEASE                                                            PAGE 4
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                      CONSOLIDATED STATEMENT OF OPERATIONS
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               UNAUDITED

                                                             THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                SEPTEMBER 30,              SEPTEMBER 30,
                                                             1998           1997        1998        1997

Revenue       .........................................     $76,868       $64,999     $239,573     $220,510
Cost of revenue........................................      60,411        50,885      190,386      178,677
                                                            -------       -------     --------     --------
     Gross profit......................................      16,457        14,114       49,187       41,833

Operating expenses:
     Selling, general and administrative...............      12,147        12,300       34,942       40,029
     Research and development - net....................       1,226         2,185        6,348        8,132
                                                            -------       -------     --------     --------
     Operating expenses................................      13,373        14,485       41,290       48,161
                                                            -------       -------     --------     --------
     Operating income (loss)...........................       3,084          (371)       7,897       (6,328)

Interest expense.......................................       2,766         2,053        7,515        6,497
Other non-operating (income) expense...................        (523)          (82)      (2,373)      (1,929)
                                                            -------       -------     --------     --------

         Income (loss) before income taxes and equity
              in net earnings (losses) of affiliates...         841        (2,342)       2,755      (10,896)
Provision for (benefit from) income taxes..............         681           879        3,291       (1,418)
                                                            -------       -------     --------     --------

     Income (loss) before equity in net
         earnings (losses) of affiliates...............         160        (3,221)        (536)      (9,478)
Equity in net earnings of affiliates...................         146            56          458          280
                                                            -------       -------     --------     --------

     Net income (loss).................................     $   306       $(3,165)    $    (78)    $ (9,198)
                                                            =======       =======     ========     ========

     Basic and dilutive net income (loss)
         per common share..............................     $  0.01       $ (0.15)    $   0.00     $  (0.45)
                                                            =======       =======     ========     ========

Basic weighted average number
     common shares outstanding.........................  20,488,750    20,488,750   20,488,750   20,488,750
                                                         ==========    ==========   ==========   ==========

Dilutive weighted average number
     common shares outstanding.........................  20,488,750    20,488,750   20,488,750   20,488,750
                                                         ==========    ==========   ==========   ==========



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                              ANSALDO SIGNAL N.V.


PRESS RELEASE                                                            PAGE 5
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                           CONSOLIDATED BALANCE SHEET
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                            UNAUDITED
                                                                                   SEPTEMBER 30,  DECEMBER 31,
                                                                                           1998          1997
         ASSETS
Current assets:
     Cash and cash equivalents.....................................................    $  7,123      $  4,530
     Receivables - net.............................................................      84,978        95,689
     Receivables from parent and affiliates........................................       9,810        15,761
     Inventory.....................................................................      52,865        44,771
     Costs and estimated earnings in excess of billings on uncompleted contracts...     215,199       157,008
     Prepaid expenses and other current assets.....................................      23,280        25,646
                                                                                       --------      --------
              Total current assets.................................................     393,255       343,405

Contract receivables - retentions..................................................       4,793        13,370
Property, plant and equipment - net................................................      34,579        54,302
Intangible assets-net..............................................................      32,926        33,118
Deferred tax assets................................................................      10,021         9,653
Other assets  .....................................................................       5,114         3,318
                                                                                       --------      --------
              Total assets.........................................................    $480,688      $457,166
                                                                                       ========      ========

         LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Short term borrowings and current obligations under capital leases............    $ 91,977      $ 60,129
     Accounts payable..............................................................      87,783        97,844
     Accounts payable-parent and affiliates........................................       3,373         4,465
     Accrued liabilities...........................................................      29,507        24,331
     Reorganization costs accrued..................................................       3,851         4,160
     Billings in excess of costs and estimated earnings on uncompleted contracts...      67,973        62,672
                                                                                       --------      --------
              Total current liabilities............................................     284,464       253,601

Employee benefits obligations......................................................      22,841        21,304
Contract advances from parent......................................................       2,998         2,998
Other liabilities..................................................................       8,851        10,329
Long-term borrowings and obligations under capital leases..........................      23,404        34,003
Payable to parent..................................................................      31,959        32,379
                                                                                       --------      --------
              Total liabilities....................................................     374,517       354,614
                                                                                       --------      --------

Shareholders' equity:
     Priority shares, NLG 001 par value, authorized 100
         shares, no shares issued and outstanding..................................           -             -
     Common share, NLG 001 par value, authorized 50,000,000
         shares, issued and outstanding 20,448,750 and 20,448,750..................         120           120
     Additional paid-in capital....................................................     139,999       139,999
     Foreign currency translation adjustments......................................      (6,865)      (10,562)
     Accumulated earnings (deficit)................................................     (27,083)      (27,005)
                                                                                       --------      --------
              Total shareholders' equity...........................................     106,171       102,552

Commitments and contingencies......................................................           -             -
                                                                                       --------      --------
              Total liabilities and shareholders' equity...........................    $480,688      $457,166
                                                                                       ========      ========

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